WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number  0-10877

(Check One):  /X/ Form 10-K  / / Form 11-K  / / Form 20-F
/ / Form 10-Q  / / Form N-SAR

For the Period Ended:  September 30, 1997

/ / Transition Report on Form 10-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form 11-K
/ / Transition Report on Form N-SAR
/ / Transition Report on Form 20-F

For the Transition Period Ended:

Read the attached instruction sheet before preparing form.
Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the item (s) to which the notification relates:



PART I
REGISTRANT INFORMATION

Full name of registrant:  TCI International, Inc.

Former name if applicable:

Address of principal executive office (Street and number)
222 Caspian Drive

City, State and zip code
Sunnyvale  CA  94089-1014


PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly
/X/ report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

Technical difficulties prevented timely filing. Obstacles have been resolved and the 10-K will be filed today, 12/30/97.



PART IV
OTHER INFORMATIION

(1) Name and telephone number of person to contact in regard to the notification

     John W. Ballard, III  (408)747-6140

(2) Have all other periodic report required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     /X/  Yes     /  /  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     /  /  Yes     /X/  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TCI International, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 30, 1997

By:  /s/  John W. Ballard, III
          Chief Financial Officer


Instruction: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).